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                              March 12, 2024

       J. Douglas Ramsey, Ph.D.
       Chief Executive Officer and Chief Financial Officer
       Breeze Holdings Acquisition Corp.
       955 W. John Carpenter Freeway
       Suite 100-929
       Irving, TX 75039

                                                        Re: Breeze Holdings
Acquisition Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-39718

       Dear J. Douglas Ramsey:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Exhibit 31.1 Section 302 Certification, page 1

   1. We note you have omitted the portion of introductory language in paragraph 4 as well as language in paragraph
4(b) of the certification that refers to the certifying officers'
                                                        responsibility for
designing, establishing and maintaining internal control over financial reporting for the
company. As you are subject to the internal control over financial reporting requirements,
please amend your Form 10-K accordingly to include the
                                                        requisite language in
your Section 302 Certification(s). We also note you omitted the portion of introductory
language in paragraph 4 in each of your 2023 quarterly reports filed on Form 10-Q. You
may refer to Item 601(b)(31) of Regulation S-K for further
                                                        guidance.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 J. Douglas Ramsey, Ph.D.
Breeze Holdings Acquisition Corp.
March 12, 2024
Page 2

absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameJ. Douglas Ramsey, Ph.D.              Sincerely,
Comapany NameBreeze Holdings Acquisition Corp.
                                                        Division of Corporation
Finance
March 12, 2024 Page 2                                   Office of Manufacturing
FirstName LastName